UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Monroe Capital Income Plus Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Lawrence A. Wolfe
Farnum Rebalance LLC

2301 W. Big Beaver Road, Suite 750

Troy, MI 48084

(248) 792-6692

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FARNUM REBALANCE LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON* OO

Item 1.           Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2019 (the “Schedule 13D”) and Amendment No. 1 to Schedule 13D (Amendment No. 1) filed with the Securities and Exchange Commission on April 11, 2019 and relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Monroe Capital Income Plus Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 311 South Wacker Drive, Suite 6400, Chicago IL 60606. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1 and Amendment No. 2. As set forth below, on July 1, 2019 the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 5.           Interest in Securities of the Issuer

(a)   As of the date of this filing on Schedule 13D/A, there are 5,294,900 shares of Common Stock outstanding, of which Farnum owns 250,000 shares representing 4.7% of the outstanding shares of Common Stock.

(b)   Lawrence A. Wolfe, as managing member of Farnum, has sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of the Issuer’s Common Stock that Farnum may be deemed to beneficially own as described in Item 5(a) above. Mr. Wolfe disclaims beneficial ownership over the shares held by Farnum.

(c)   None

(d)   None

(e)   On July 1, 2019 the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 7.           Materials to be Filed as Exhibits

Exhibit A:	Form of Subscription Agreement (Previously filed with the Schedule 13D)

Exhibit B:	Articles of Amendment and Restatement of Monroe Capital Income Plus Corporation, setting forth the terms of its common stock (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2019

Farnum Rebalance LLC

By:	/s/ Lawrence A Wolfe
Name: Lawrence A. Wolfe
Title: Managing Member